UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-40368

SAI.TECH GLOBAL CORPORATION
(Exact name of Registrant as specified in its charter)

#01-05 Pearl’s Hill Terrace

Singapore, 168976

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☐

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes of Registrant’s Certifying Accountants

On May 30, 2022, the Board of Directors of SAI.TECH Global Corporation (the “Company”) approved the dismissal of Friedman LLP (“Friedman”) as our independent registered public accounting firm, effective immediately.

Friedman’s report on the financial statements for the period from January 26, 2021 (inception) through December 31, 2021, contained no adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principle.

During the period from January 26, 2021 (inception) through December 31, 2021, and in the subsequent interim periods through May 30, 2022, the date of dismissal of Friedman, there were no (1) disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction, would have caused them to make reference to the subject matter of the disagreements in its report on the financial statements for such period, or (2) reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided Friedman with a copy of the foregoing disclosures and has requested that Friedman review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. Attached as Exhibit 99.1 is a copy of Friedman’s letter addressed to the SEC relating to the statements made by the Company in this Report on Form 6-K.

On May 30, 2022, the audit committee of the Board of Directors of the Company approved the appointment of Audit Alliance LLP as the Company’s new independent registered public accounting firm.

During the period from January 26, 2021 (inception) through December 31, 2021, and in the subsequent interim periods through May 30, 2022, prior to the engagement of Audit Alliance LLP, we did not consult Audit Alliance LLP regarding (i) the application of accounting principles to any specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on our financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (iii) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAI.TECH Global Corporation

	By:	/s/ Risheng Li
Date: May 31, 2022	Name:	Risheng Li
	Title:	Chief Executive Officer

2